Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT IN RESPECT OF

PROPOSED CHANGE OF INDEPENDENT AUDITORS

This announcement is made by CNOOC Limited (the “Company”) pursuant to Rule 13.51(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

China National Offshore Oil Corporation, the controlling shareholder of the Company, is a state-owned enterprise regulated by the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China (the “SASAC”). Under the relevant requirements of the Ministry of Finance of the People’s Republic of China and SASAC, there are certain limitations to the term of office of the auditors which continuously undertake financial auditing work in respect of a state-owned enterprise and its subsidiaries. In light of the above requirements, the Company has reached a mutual understanding with Deloitte Touche Tohmatsu on the non-renewal of its appointment.

The board of directors of the Company (the “Board”) announces that Deloitte Touche Tohmatsu will retire as the independent auditors of the Company and its subsidiaries (together, the “Group”) upon expiration of its current term of office with effect from the conclusion of the forthcoming 2020 annual general meeting of the Company (the “AGM”). The Board, as proposed by the audit committee of the Company, resolved to recommend the appointment of Ernst & Young as the independent auditors of the Group for Hong Kong reporting and Ernst & Young Hua Ming LLP as the independent auditors for U.S. 20-F reporting for the year 2021 and such proposed appointment is subject to the approval of the shareholders of the Company at the AGM.

Deloitte Touche Tohmatsu has confirmed in writing that there are no matters in connection with its retirement that need to be brought to the attention of the shareholders of the Company. The Board recognises that the change of independent auditors was for good corporate governance purpose to ensure the independence of the auditors and confirms there are no circumstances in respect of the proposed change of independent auditors of the Group that need to be brought to the attention of the shareholders of the Company.

The Company believes that the proposed change of independent auditors will not affect the publication of the annual results and annual report of the Company for the year ended 31 December 2020.

A circular containing, among other things, information in relation to the proposed change of independent auditors, together with the notice to convene the AGM will be dispatched to the shareholders of the Company in due course.

The Board would like to extend its sincere gratitude to Deloitte Touche Tohmatsu for their quality services provided to the Group in previous years.

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 25 March 2021

As at the date of this announcement, the Board comprises: Executive Directors Xu Keqiang Hu Guangjie	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong